UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                (Amendment No. 4)(1)*
                           -------------------------------
                                 CELADON GROUP, INC.
                                  (Name of Issuer)

                            Common Stock, $.033 par value
                           (Title of Class of Securities)

                                     150838 10 0
                                   (CUSIP Number)
                          --------------------------------
                                 Howard Kailes, Esq.
                                Krugman & Kailes LLP
                              Park 80 West - Plaza Two
                           Saddle Brook, New Jersey 07663
                                   (201) 845-3434
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)
                           -------------------------------

                                   March 24, 2000
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
(1) Constitutes Amendment No. 6 to Schedule 13G filed jointly by Hanseatic Corporation, Paul Biddelman and Wolfgang Traber.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     627,232

8    SHARED VOTING POWER

     (see footnote 1)

9    SOLE DISPOSITIVE POWER

     627,232

10   SHARED DISPOSITIVE POWER

     (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     627,232 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     (see footnote 1)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Excludes an aggregate of approximately 989,804 shares (the "Russell Shares") beneficially owned by Stephen Russell (including 70,000 shares issuable upon exercise of outstanding options exercisable within 60 days), as reported in the Proxy Statement dated October 29, 1999 of Celadon Group, Inc. The Russell Shares are subject to a stockholders' agreement among Celadon Group, Inc., Hanseatic Corporation and Stephen Russell.

(2) Based upon an aggregate of 7,776,557 shares outstanding at February 14, 2000.

CUSIP NO.  150838 10 0

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wolfgang Traber

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
         -----

      (b)
         -----

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

      -----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

      --

8     SHARED VOTING POWER

      627,232 (see footnotes 1 and 2)

9     SOLE DISPOSITIVE POWER

      --

10    SHARED DISPOSITIVE POWER

      627,232 (see footnotes 1 and 2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,232 (see footnotes 1 and 2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

      (see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)   Excludes the Russell Shares.

(3) Based upon an aggregate of 7,776,557 shares outstanding at February 14, 2000.

CUSIP NO.  150838 10 0

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul A. Biddelman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
         -----

      (b)
         -----

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

      -----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

      36,500 (see footnote 1)

8     SHARED VOTING POWER

      (see footnote 2)

9     SOLE DISPOSITIVE POWER

      36,500 (see footnote 1)

10    SHARED DISPOSITIVE POWER

      (see footnote 2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,500 (see footnotes 1 and 2)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

      (see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      IN

---------------
(1) Represents shares issuable upon exercise of outstanding options exercisable within 60 days.

(2) Excludes shares beneficially owned by Hanseatic Corporation, in which Mr. Biddelman serves as an executive officer;
      effective April 1, 2000, Mr. Biddelman does not hold voting or investment power with respect to such shares. Also excludes the Russell Shares.

(3) Based upon an aggregate of 7,776,557 shares outstanding at February 14, 2000.

                                    INTRODUCTION

      Pursuant to Reg. Section 240.13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 4 to Schedule 13D discloses changes in the Statement on Schedule 13D dated July 3, 1996, as amended by Amendment No. 1 thereto dated July 3, 1996, Amendment No. 2 thereto dated December 31, 1997, and Amendment No. 3 thereto dated June 23, 1998 filed jointly by Hanseatic Corporation ("Hanseatic"), Wolfgang Traber ("Traber") and Paul A. Biddelman ("Biddelman"), and therefore does not restate the items therein in their entirety.

Item 1.      Security and Issuer.
             -------------------

      This statement relates to shares of the common stock, $.033 par value (the "Common Stock"), of Celadon Group, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at One Celadon Drive, Indianapolis, Indiana 46235-4207.


Item 2.      Identity and Background.
             -----------------------

      This statement is filed jointly, pursuant to Rule 13d-1(k)(1), by: (i) Hanseatic, (ii) Wolfgang Traber, who holds in excess of a majority of the shares of capital stock of Hanseatic, and (iii)
Paul A. Biddelman, President of Hanseatic. Hanseatic, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Traber and Biddelman and of each executive officer and director of Hanseatic is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

      During the last five years, neither Hanseatic, Traber nor Biddelman, nor to the best of the knowledge of Hanseatic, any executive officer, director or controlling person of Hanseatic identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

      (a) As of April 7, 2000, Hanseatic beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 627,232 shares (the "Shares") of Common Stock, constituting, to the best of the knowledge of Hanseatic, 8.1% of the issued and outstanding shares of Common Stock. Such shares exclude approximately 989,804 shares beneficially owned by Stephen Russell ("Russell") (including 70,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days) subject to a stockholders agreement dated October 8, 1992, as amended (the "Stockholders Agreement").

             Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares, constituting, to the best of the knowledge of Traber, 8.1% of the issued and outstanding shares of Common Stock.

             As of April 7, 2000, Biddelman beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 36,500 shares (the "Option Shares") of Common Stock issuable upon exercise of options granted by the Corporation under its 1994 Employee Stock Option Plan and its Non-Employee Director Stock Option Plan and exercisable within 60 days, constituting, to the best of the knowledge of Biddelman, less than one percent of the issued and outstanding shares of Common Stock. Such shares do not inlcude the Shares, as to which, as of April 1, 2000, Biddelman does not hold voting or investment power.

      (b) Excluding any effect of the relationships set forth under the Stockholders Agreement, Hanseatic has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 627,232 shares of Common Stock.

             Excluding any effect of the relationships set forth under the Stockholders Agreement, Traber has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 627,232 shares of Common Stock.

             Biddelman has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, the Option Shares.

      (c) During the sixty days prior to the filing of this statement, Hanseatic sold shares of Common Stock in open market brokerage transactions in the over-the-counter market as follows:

                          Number of Shares
      Date of               of Common                Sale Price
      Transactions          Stock Sold               Per Share
      ------------        -----------------          ----------

      March 23, 2000        70,000                    $29.2321
      March 24, 2000        10,000                     30.0000
      March 27, 2000        30,000                     29.1042
      March 28, 2000        12,500                     25.9000
      March 29, 2000        12,500                     25.0000
      March 30, 2000        40,000                     26.4297
      March 31, 2000        10,000                     25.0000
      April  3, 2000         5,000                     24.5625
      April  4, 2000        75,000                     23.9375
      April  5, 2000        35,000                     21.4464


      (d) Hanseatic Americas LDC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, an aggregate of 626,021 shares of Common Stock beneficially owned by Hanseatic, constituting approximately 8.1% of the outstanding Common Stock. In addition, certain clients of Hanseatic who provided funds for the purchase price of the 9.25% Senior Subordinated Note dated October 8, 1992 (the "Note") issued by the Corporation to Hanseatic have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the additional shares of Common Stock beneficially owned by Hanseatic which were obtained upon conversion of the Note in February 1994. No such client's interest in such dividends or proceeds relate to more than five per cent of the outstanding Common Stock. The foregoing excludes the effect of the relationship set forth under the Stockholders Agreement covering shares held by Russell.

      (e) Effective April 1, 2000, Biddelman ceased to exercise voting or investment power with respect to the Shares, as a result of modifications to the corporate governance arrangements of Hanseatic. Accordingly, Biddelman ceased to be the beneficial owner of in excess of 5% of the outstanding shares of Common Stock.

Item 7.      Materials to be Filed as Exhibits.
             ---------------------------------

      Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)

                                      SIGNATURE
                                      ---------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2000                   HANSEATIC CORPORATION



                                       By s/Paul A. Biddelman
                                         ----------------------------
                                         Paul A. Biddelman, President

Dated: April 7, 2000

                                       s/Wolfgang Traber
                                       ------------------------------
                                       Wolfgang Traber


Dated: April 7, 2000

                                       s/Paul A. Biddelman
                                       ------------------------------
                                       Paul A. Biddelman

                                                                                           Annex 1

                                                                         Principal
Name and                                                                Occupation,
Business or                                         Relationship        Employer and
Residence                                           to Hanseatic         Address of
Address                          Citizenship        Corporation           Employer
Wolfgang Traber                  Germany            Chairman            Chairman
Hanseatic Corporation                                                   Hanseatic Corporation
450 Park Avenue                                                         450 Park Avenue
Suite 2302                                                              Suite 2302
New York, NY  10022                                                     New York, NY  10022

Gustav zu                        Germany            Director            Managing Director
  Salm-Horstmar                                                         DHW Limited
DHW Limited                                                             7-9 King Henry Terrace
7-9 King Henry Terrace                                                  Sovereign Court
Sovereign Court                                                         Sovereign Close
Sovereign Close                                                         London E19HE
London E19HE

Constantin R. Boden              United States       Director           Principal
Boden Partners LLC                                                      Boden Partners LLC
450 Park Avenue                                                         450 Park Avenue
Suite 2302                                                              Suite 2302
New York, NY  10022                                                     New York, NY  10022

Paul A. Biddelman                United States      President           President
Hanseatic Corporation                                                   Hanseatic Corporation
450 Park Avenue                                                         450 Park Avenue
Suite 2302                                                              Suite 2302
New York, NY 10022                                                      New York, NY 10022

Benjamin Schliemann              Germany            Vice President      Vice President
Hanseatic Corporation                                                   Hanseatic Corporation
450 Park Avenue                                                         450 Park Avenue
Suite 2302                                                              Suite 2302
New York, NY 10022                                                      New York, NY 10022

Mary Burkett                     United States      Treasurer           Treasurer
Hanseatic Corporation                                                   Hanseatic Corporation
450 Park Avenue                                                         450 Park Avenue
Suite 2302                                                              Suite 2302
New York, NY  10022                                                     New York, NY  10022


                                  INDEX TO EXHIBITS


      Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)